Aviat Networks, Inc. 5200 Great America Parkway Santa Clara, CA 95054 Phone: 408 567 7000 Fax: 408 567 7111 www.aviatnetworks.com

March 16, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Fax. No. (703) 813-6981

Attention:	Larry Spirgel, Assistant Director

Re:	Aviat Networks, Inc.
Form 10-K for the year ended July 2, 2010
Filed September 9, 2010
File Number 001-33278

Ladies and Gentlemen:

This letter provides supplemental information requested by the Staff of the Securities and Exchange Commission (“Staff”) during our phone conversation on March 10, 2011 regarding our response on February 25, 2011 to Staff Comments No. 5, 6 and 7 contained in the Staff’s comment letter dated February 4, 2011, regarding the above-referenced filing.

Your additional comments are provided for convenience along with the Company’s responses.

Staff Comments #1 and #2

Note C – Goodwill and Identifiable Intangible Assets, page 73

1.	We noted your response to Comment #5 in your letter dated February 25, 2011. Please clarify the consideration of normalized working capital levels in the development of the discount rates to the cash flows used in the fair value calculations of intangible assets.

Response: The working capital levels referenced in the previous response represented normalized working capital levels of the Company. For example, our working capital represented approximately 60% to 70% of each reporting unit’s net operating assets at the end of fiscal 2010, which was within the range of the Company’s historical working capital ratio in fiscal 2009 and fiscal 2008. In addition, our aggregate working capital represented approximately 40% of total revenue at the end of fiscal 2010, which was within the range of the Company’s historical working capital to revenue ratio in fiscal 2009 and fiscal 2008. Our working capital to revenue ratio at the end of fiscal 2010 was also within the range of that of other comparable public companies that we considered as market participants. The working capital to net operating assets ratio varies depending on changes in goodwill and intangible assets resulting from acquisition activities, therefore it may not be comparable among market participants.

2.	In your previous response to Comment #6, you mentioned that your customer relationships repeat business rates assumption of 50% to 75% in the fiscal 2010 analysis was lower than the assumption of 75% to 90% in the fiscal 2009 analysis because of greater expected losses associated with legacy customer relationships due to the operating challenges in fiscal 2010 as well as the planned discontinuance of products. Please discuss the consideration of factors beyond the discontinuance of legacy products in the development of customer loss assumptions.

Response: Our current product platform has new and different features and technology compared with our legacy products. Therefore we expected that the current product will appeal to a new set of customers and that current product may not meet the requirements for or be attractive to some of our legacy customers. In the development of the customer loss assumptions for the fiscal 2010 impairment analysis, we assumed a decrease in legacy product customers purchasing our current products as compared with purchasing our legacy products. In addition, we expected that the majority of our future revenue would come from new customers that were not part of the legacy customer relationship asset that was tested for impairment at July 2, 2010. Based on above considerations, our repeat business rate assumption for fiscal 2010 decreased to 50% to 75% from 75% to 90% in fiscal 2009.

Staff Comment #3

Form 10-Q for the quarterly period ended October 1, 2010

Note E — Inventories, page 8

3.	In your previous response to Comment #6, you mentioned that most of the manufacturing equipment for your current products recorded in your books is located at your contract manufacturers’ facilities. Please clarify if the Company has title and ownership of the equipment.

Response: We confirm that we have title to and ownership of the manufacturing equipment related primarily to test stations for our current products that are located at our contract manufacturers’ facilities. The procurement arrangements with our contract manufacturers were negotiated to take into account the economics of the Company providing the equipment. We have the right to dispose of the equipment or to transfer it to other manufacturing facilities.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 408-567-7120.

Sincerely,

/s/ Thomas L. Cronan III
Thomas L. Cronan III
Senior Vice President and Chief Financial Officer

cc:

John J. Madigan, Vice President, Corporate Controller and Principal Accounting Officer

Meena Elliott, Vice President, General Counsel and Corporate Secretary

David Cima, Ernst & Young LLP

Alan Kalin, Bingham McCutchen LLP

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